
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-65855

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2009

Washington, DC

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
             mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCREAMING EAGLE TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

23 ORINDA WAY, SUITE 305
                    (No and Street)

ORINDA	CALIFORNIA	94563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWIN RESTREPO   (925) 253-8000
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
                    (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

       (X) Certified Public Accountant
       ( ) Public Accountant
       ( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **EDWIN RESTREPO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SCREAMING EAGLE TRADING, INC.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

State of California   Contra Costa County
Subscribed and sworn to (or affirmed) before me
on this ⟨24⟩ **day of** ⟨February 2009⟩ **by** _____
_____ Edwin Restrepo _____,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.
Notary _____ Notary Public _____ (Seal)

Signature

Title: PRESIDENT

— This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Screaming Eagle Trading, Inc.

Table of Contents

675 Ygnacio Valley Road, Suite B-213   (925) 933-2626
Walnut Creek, California 94596   *Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

We have audited the accompanying statement of financial condition of Screaming Eagle Trading, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Screaming Eagle Trading, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2009

Screaming Eagle Trading, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	134,485
Cash segregated for the benefit of customers		128,709
Commissions receivable		340,470
Receivable from clearing organization		54,232
Deposit with clearing organization		355,649
Prepaid expenses and other assets		5,144
Property and equipment, net of		
$120,825 accumulated depreciation		196,205
Total assets	$	1,214,894

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	117,648
Commissions payable		135,474
Research fees reimbursable		118,187
Obligation under capital lease		130,169
Total liabilities		501,478

Stockholder's equity

Common stock ($.000001 par value; 11,998 shares		
authorized; 2,999 shares issued and outstanding) $	1	
Additional paid-in capital	426,505	
Retained earnings	286,910	
Total stockholder's equity		713,416
Total liabilities and stockholder's equity	$	1,214,894

See independent auditor's report and accompanying notes.

4


Screaming Eagle Trading, Inc.

Statement of Income

For the Year Ended December 31, 2008


Revenue		
Commissions	$	2,976,199
Trading loss		(55,879)
Interest income		14,234
		2,934,554
Expenses		
Commission expense		1,047,941
Clearing and execution fees		666,166
Compensation and benefits		192,041
Professional fees		128,750
Depreciation		61,405
Rent		36,849
Interest expense		14,784
Other operating expenses		328,766
Total expenses		2,476,702
Income before income taxes		457,852
Income tax expense		7,214
Net income	$	450,638


See independent auditor's report and accompanying notes.


Screaming Eagle Trading, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2007	$ 1	$ 426,505	$ 552,745	$ 979,251
Distributions			(716,473)	(716,473)
Net income (loss)			450,638	450,638
December 31, 2008	$ 1	$ 426,505	$ 286,910	$ 713,416

Screaming Eagle Trading, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 450,638
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	61,405
(Increase) decrease in:	
Cash segregated for the benefit of customers	1,170
Commissions receivable	143,010
Securities owned	694
Receivable from clearing organization	195,768
Deposit with clearing organization	(4,626)
Prepaid expenses and other assets	2,632
Prepaid state income taxes	2,500
Increase (decrease) in:	
Accounts payable and accrued expenses	36,861
Commissions payable	(37,611)
Research fees reimbursable	(11,336)
Net cash provided (used) by operating activities	841,105
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(7,750)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on capital lease obligations	(56,617)
Distributions	(716,473)
Net cash provided (used) by financing activities	(773,090)
Net increase (decrease) in cash and cash equivalents	$ 60,265
Cash and cash equivalents, beginning of year	74,220
Cash and cash equivalents, end of year	$ 134,485
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 14,784
Income taxes paid	$ 4,314

Screaming Eagle Trading, Inc.

Notes to the Financial Statements

Year Ended December 31, 2008

(1)   Organization

The Screaming Eagle Trading, Inc., a Delaware Corporation, (the Company) was formed on January 16, 2003. The Company primarily represents institutional investors and conducts business under a fully disclosed agreement with Goldman Sachs.

On March 19, 2003, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On August 6, 2003, the Company became a member of the Financial Industry Regulatory Authority (FINRA) and on August 8, 2003 the Company was granted a broker-dealer certificate by the California Department of Corporations.

(2)   Summary of Significant Accounting Policies

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Goldman Sachs. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to Goldman Sachs and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis which is not significantly different than recording transactions on a trade date basis.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less which are not held for sale in the ordinary course of business.

8

(2)   Summary of Significant Accounting Policies (Continued)

Cash Segregated For the Benefit of Customers
The Company has segregated cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Research Fees Reimbursable
The Company has agreements with their customers to set aside a portion of commission revenue to pay research fees on the customers' behalf. This obligation is recorded as a liability by the Company.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California franchise tax on S corporations.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant at December 31, 2008. The provision for income taxes shown in the accompanying statement of income consists of current state taxes of $7,214.

(2)   <u>Summary of Significant Accounting Policies</u> (Continued)

<u>Income Taxes (Continued)</u>

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3)   <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $510,416, which exceeded the requirement by $260,416.

(4)   <u>Deposit With Clearing Organization</u>

The Company's clearing organization, Goldman Sachs, requires that they maintain at least $350,000 in deposits.

(5)   <u>Commitments</u>

        <u>Lease Obligations</u>
        The Company leases office space in Orinda, California. The lease term expired in November 2008 and was renewed for an additional 12 months. Under the terms of the new lease agreement, the Company will continue to pay rent of $2,256 per month, subject to review by the landlord after six months.

        The Company leased an automobile for $1,886 per month under an operating lease agreement until June 30, 2008.   In July 2008, the automobile was converted to private use.

Screaming Eagle Trading, Inc.

Notes to the Financial Statements

Year Ended December 31, 2008

(5)   Commitments (Continued)

> Capital Lease Obligations
> The Company leases an automobile with an original cost of $252,297 under a capital lease obligation. The asset is being depreciated over its estimated useful life of five years. Depreciation of $61,405 was included in depreciation expense for 2008. The annual future minimum lease payments are as follows:
>
> | Year | Amount |
> |------|--------|
> | 2009 | $71,400 |
> | 2010 | $70,900 |

(7)   Financial Instruments with Off-Balance-Sheet Risk

The Company introduces customer transactions to its clearing organization with whom the Company has correspondent relationships for clearing and depository services in accordance with terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligation in connection with their securities transactions.

(8)   Risk Concentrations

During the year ended December 31, 2008, management estimates that 73% of revenues was earned from five institutional customers.

The Company's deposits at clearing organization totaling $409,881 and commissions receivable of $340,470 were all due from Goldman Sachs.

(9)   Subsequent Event

Effective January 29, 2009, the Company has elected to terminate operations. On January 27, 2009, the Company's clearing broker provided 30 days notice that they would no longer handle customer transactions on behalf of the Company. Management has been unable to find a clearing firm suitable to the Company and its customers.

SUPPLEMENTAL INFORMATION

Screaming Eagle Trading, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2008

Net Capital		
Total stockholder's equity qualified for net capital		$ 713,416
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 5,144	
Property and equipment (net)	196,205	
Total non-allowable assets		201,349
Net capital before haircuts		512,067
Less: Haircuts		
Haircut on securities		1,651
Net capital		510,416
Net minimum capital requirement of 6.67% of aggregate indebtedness of $501,478 or $250,000, whichever is greater		
		250,000
Excess net capital		$ 260,416

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 470,417
Decrease in stockholder's equity	(26,786)
Decrease in non-allowable assets	66,785
Net capital per above computation	$ 510,416

Screaming Eagle Trading, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Goldman Sachs or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Screaming Eagle Trading, Inc.
Orinda, California

In planning and performing our audit of the financial statements and supplemental schedules of Screaming Eagle Trading, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 17, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2009

16

Screaming Eagle Trading, Inc.

Annual Audit Report

December 31, 2008

Screaming Eagle Trading, Inc.

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants